Exhibit (a)(1)(A)

OFFER TO PURCHASE

SUNTERRA CORPORATION

OFFER TO PURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

3 3/4% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2024

CUSIP Number: 86787DAC3

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of March 29, 2004 and as subsequently supplemented (as supplemented, the “Indenture”), by and between Sunterra Corporation, a Maryland corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee, relating to the Company’s 3 3/4% Senior Subordinated Convertible Notes due 2024 (the “Notes”), that at the option of the holders thereof (the “Holders”), the Notes will be purchased by the Company at a price (the “Purchase Price”) of $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest on the Notes to, but not including, the Expiration Date (as defined below). The purchase of the Notes is subject to the terms and conditions of the Indenture, the Notes and this offer to purchase and related offering materials, as amended and supplemented from time to time (the “Offer”). The Holders may surrender their Notes from May 24, 2007 through 5:00 p.m., New York City Time, on June 22, 2007, unless the Offer is extended by the Company (such date, as may be extended, the “Expiration Date”). The Offer is being sent pursuant to Section 3.09 of the Indenture and the provisions of the Notes. All capitalized terms used but not specifically defined in the Offer have the meanings given to them in the Indenture.

To exercise your option to have the Company purchase the Notes and receive payment of the Purchase Price you must validly surrender the Notes and the enclosed Letter of Transmittal to Wells Fargo Bank, National Association (the “Depositary”) (and not have withdrawn such surrendered Notes and Letter of Transmittal), prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of the Holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on the Expiration Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Depositary is:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building - 12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Facsimile: 612-667-4927

Copies of this Offer to Purchase may be obtained from the Depositary at its address set forth above.

The date of this Offer to Purchase is May 24, 2007.

No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and accompanying Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither the Company, its board of directors nor its employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, the Company urges you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and those documents contain additional important information. The Company has included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Notes?

Sunterra Corporation, a Maryland corporation (the “Company”) is offering to purchase your validly surrendered 3 3/4% Senior Subordinated Convertible Notes due 2024 (the “Notes”). The address and telephone number of the Company’s principal executive offices is 3865 W. Cheyenne Avenue, North Las Vegas, Nevada 89032, (702) 804-8600. (See Page 5)

What Notes are the Company seeking to purchase?

The Company is offering to purchase all of the Notes validly surrendered by the holders thereof (the “Holders”) in the Offer. As of May 23, 2007, there was approximately $75.6 million aggregate principal amount of Notes outstanding. The Notes were issued under the Indenture, dated as of March 29, 2004 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and Wells Fargo Bank, National Association, as Trustee. (See Page 5)

When does the Offer expire?

The Offer expires at 5:00 p.m., New York City Time, on June 22, 2007, unless the Offer is extended by the Company (such date, as may be extended, the “Expiration Date”). The Company does not currently anticipate that the period to accept the Offer will be extended. If the period to accept the Offer is extended, the Company will comply with Rule 14e-1(d) of the Exchange Act in connection therewith. (See Page 8)

What are the conditions to the Company’s purchase of the Notes?

The Company’s purchase of validly surrendered Notes is not subject to any conditions other than such purchase being lawful. (See Page 5)

Why is the Company making the Offer?

As a result of the merger (the “Merger”) consummated on April 27, 2007 between the Company and DRS Acquisition Corp., a Maryland corporation (“DRS”), DRS was merged with and into the Company with the Company as the surviving corporation and a wholly owned subsidiary of Diamond Resorts Holdings, LLC, a Nevada limited liability company (“Diamond Resorts”). Pursuant to the Indenture, the Merger resulted in a Change in Control (as defined in the Indenture) requiring the Company to make the Offer. (See Page 5)

How much is the Company offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture, the Company will pay in cash a purchase price of $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Expiration Date (the “Purchase Price”) with respect to any and all Notes validly surrendered for purchase and not withdrawn. No Make-Whole Premium is payable under the Indenture. (See Page 5)

What relation does the Offer have (if any) with the previously announced convertibility of the Notes pursuant to Section 10.06 of the Indenture?

The right to participate in the Offer is a separate right from the right to convert the Notes. The Company previously announced the convertibility of the Notes pursuant to Section 10.06 of the Indenture stating that

Holders could convert their Notes in accordance therewith until May 14, 2007 in order to receive the consideration thereunder (the “Conversion Right”). Had a Holder converted its Notes pursuant to the Conversion Right after the Merger and on or before May 14, 2007, the Holder would have been entitled to receive approximately $1,000.04 per $1,000.00 principal amount of the Notes which payment will be deemed as payment of all accrued but unpaid interest on the converted Notes, compared to $1,000.00 plus any accrued but unpaid interest per $1,000.00 principal amount of the Notes under the Offer.

If a Holder has converted its Notes under the Conversion Right, the converted Notes may not be surrendered for purchase in the Offer. (See Page 6)

Does the Company have the financial resources to pay for the shares?

Yes. The Company estimates that it will need approximately $75.7 million to purchase all of the Notes pursuant to the Offer and to pay all related fees and expenses. The Company expects this amount to be provided through borrowings under an existing credit facility. (See Page 11)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. If the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Offer.

The Indenture provides that upon the occurrence of certain events, the Notes may be convertible for cash based on the price of the Company’s common stock. However, as of a result of the Merger, the Company became a wholly owned subsidiary of Diamond Resorts. In connection with the Merger, the Company eliminated the trading symbol for the common stock from the over-the-counter securities market operated by Pink Sheets, LLC and suspended its obligations to file reports with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, the Company has filed the applicable reports with the SEC to de-register its common stock under the Exchange Act. As such, there is no established reporting system or market for trading in the common stock of the Company. (See Page 7).

What does the Company’s board of directors think of the Offer?

Although the Company’s board of directors has approved the terms of the Offer as set forth in the Indenture, it has not made any recommendation as to whether you should surrender your Notes for purchase in the Offer. You must make your own decision whether to surrender your Notes for purchase in the Offer and, if so, the amount of Notes to surrender. (See Page 6)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to Wells Fargo Bank, N.A. (the “Depositary”) no later than 5:00 p.m., New York City time, on the Expiration Date.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

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A Holder whose Notes are held in certificated form must properly complete and execute the Letter of Transmittal and deliver such notice to the Depositary, together with any other required documents and the certificates representing the Notes to be surrendered for purchase, on or before 5:00 p.m., New York City time, on the Expiration Date.

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A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact the nominee if the Holder desires to surrender his or her Notes and instruct the nominee to surrender the Notes on the Holder’s behalf.

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A Holder who is a DTC participant may elect to surrender their Notes by delivering to the Depositary’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes on or before 5:00 p.m., New York City time, on the Expiration Date.

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Holders who are DTC participants should surrender their Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.

Holders who desire to surrender Notes for purchase and whose certificates representing such Notes are not immediately available or who cannot deliver their certificates, Letter of Transmittal and other required documents to the Depositary or complete the procedures for book-entry transfer prior to 5:00 p.m., New York City time, on the Expiration Date, may nevertheless surrender their Notes for purchase pursuant to the guaranteed delivery procedures described in this Offer to Purchase. (See Pages 8-10)

If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes promptly upon expiration of the Offer. The Company will forward to the Depositary the appropriate amount of cash required to pay the Purchase Price for the surrendered Notes before the Expiration Date and the Depositary will pay cash to the Holders promptly following the later of the Expiration Date and, if applicable, receipt of the Notes by the Depositary in accordance with the guaranteed delivery procedures. (See Page 10)

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Expiration Date. (See Page 10)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Depositary prior to 5:00 p.m., New York City time, on the Expiration Date.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (See Page 10)

Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. However, as a result of the Merger, the Notes are no longer convertible into shares of common stock of the Company. In the event that the Notes become convertible, the Notes will be converted into $1,000.04 per $1,000.00 in principal amount of the Notes, with such payment deemed full payment of all accrued but unpaid interest on the Notes converted. Therefore, holders of Notes will not share in future appreciation of the value of the Company. (See Page 6)

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase you must surrender Notes in a principal amount of $1,000 or an integral multiple thereof. (See Page 6)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Page 13)

Who is the Depositary?

Wells Fargo Bank, N.A. is serving as Depositary in connection with the Offer. In addition, Wells Fargo Bank, N.A. has served as the Conversion Agent under the Indenture. Its address and telephone number are set forth on the front cover page of this Offer to Purchase.

Who can I contact if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase in this Offer may be directed to Investor Relations at Sunterra Corporation at (702) 304-7149.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.    Information Concerning the Company.    Sunterra Corporation, a Maryland corporation (the “Company”) and a wholly owned subsidiary of Diamond Resorts Holdings, LLC, a Nevada limited liability company (“Diamond Resorts”), is offering to purchase its 3 3/4% Senior Subordinated Convertible Notes due 2024 (the “Notes”). The Company’s principal executive offices are located at 3865 W. Cheyenne Avenue, North Las Vegas, Nevada, 89032, and its telephone number is (702) 804-8600.

2.    Information Concerning the Notes and the Offer.

Overview.    Under the Indenture dated as of March 29, 2004 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and Wells Fargo Bank, as Trustee, the Company issued $95 million in aggregate principal amount of the Notes in a private placement on March 29, 2004. The Company also entered into a Registration Rights Agreement dated as of March 29, 2004 between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and CRT Capital Group LLC in connection with the issuance of the Notes. The Notes are general unsecured senior subordinated obligations of the Company limited to $95 million aggregate principal amount, except that the Company entered into a pledge agreement pursuant to which it granted to the Trustee a security interest in certain collateral sufficient to provide for the payment of the first six scheduled interest payments on the Notes when due (which amounts have been paid). The Indenture does not limit other indebtedness of the Company.

As of May 23, 2007, there was approximately $75.6 million in aggregate principal amount of Notes outstanding. Notes not tendered in the Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture, will remain unchanged.

Maturity and Interest.    The Notes will mature on March 29, 2024. The Notes bear interest at an annual rate of 3 3/4%.

The Company’s Obligation to Purchase the Notes Upon a Change in Control.    Under the terms and conditions of the Notes and the Indenture, if at any time there is a Change in Control (as defined in the Indenture), the Company will be obligated to purchase all outstanding Notes validly surrendered for purchase and not withdrawn at the Holder’s option in integral multiples of $1,000 principal amount as of the date that is no later than 45 Business Days (as defined in the Indenture) after the Company provides notice of a Change in Control. This Offer to Purchase shall constitute a notice of Change of Control, which notice is required under the Indenture to be provided within 30 days of the date of the Change of Control. As a result of the merger consummated on April 27, 2007 (the “Merger”) between the Company and DRS Acquisition Corp., a Maryland Corporation, the Company became a wholly owned subsidiary of Diamond Resorts Holdings, LLC, a Nevada limited liability company (“Diamond Resorts”) resulting in a Change in Control of the Company. The purpose of the Offer is to satisfy the Company’s obligations under the Notes and the Indenture.

The Offer will expire at 5:00 p.m., New York City time, on June 22, 2007, unless the Offer is extended by the Company (such date, as may be extended by the Company, the “Expiration Date”). The purchase by the Company of validly surrendered Notes is not subject to any conditions other than such purchase being lawful.

Purchase Price.    Pursuant to the Indenture, the purchase price to be paid by the Company for the Notes as a result of a Change in Control is $1,000 per $1,000 principal amount plus any accrued and unpaid interest thereon to, but excluding, the Expiration Date (the “Purchase Price”).

The Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase in the Offer and not withdrawn prior to the Expiration Date. Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Wells Fargo Bank, N.A. (the “Depositary”) will forward the Purchase Price to Holders promptly following the later of the Expiration Date and, if applicable, the time of delivery of Notes to the Depositary in accordance with the guaranteed delivery procedures described in this Offer to Purchase.

With respect to Notes that are validly surrendered for purchase, effective on the Expiration Date, any and all interest thereon will cease to accrue unless the Company defaults in making payments on Notes validly surrendered for purchase and not withdrawn.

The Purchase Price is based solely on the requirements of the Indenture and does not necessarily bear any relationship to the market price of the Notes or shares of the Company’s common stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes and the Company’s common stock, to the extent available, before making a decision whether to surrender their Notes for purchase.

Neither the Company, its board of directors, nor its employees are making any recommendation to the Holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Offer to Purchase. Each Holder must make their own decision whether to surrender their Notes for purchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of the fair value and conversion right (if any) of the Notes and the Company’s common stock and other relevant factors.

Conversion Rights of the Notes.    Prior to the Merger, the Notes were convertible into shares of the Company’s common stock under certain circumstances in accordance with and subject to the terms of the Indenture and the Notes. In connection with the Merger and as announced by the Company, the Company and the Trustee entered into a supplemental indenture required under the Indenture providing that, as a result of the Merger, in the event that the Notes may be converted by the Holders, the Company will pay, in lieu of the shares of the Company’s common stock, the consideration that would have been payable had such Holders converted the Notes immediately prior to the Merger. As of May 23, 2007, the Conversion Rate, pursuant to the Indenture, was 62.5027, the same conversion rate that was in effect at the time the Notes were originally issued. Because the merger consideration paid for each share of common stock of the Company outstanding at the time of the Merger was $16.00, for each $1,000.00 in principal amount of the Notes converted during any period in which conversion of the Notes is permitted under the Indenture, the Company will be required to pay, in lieu of shares of common stock, $1,000.04, or the product of $16.00 and the Conversion Rate, with such conversion payment deemed full and complete payment of all accrued but unpaid interest on the Notes converted and cancelled.

Pursuant to the terms of the Indenture, the Notes may be converted if:

1.    The Sale Price (as defined in the Indenture) of the Company’s common stock on at least 20 Trading Days (as defined in the Indenture), whether or not consecutive, in a period of 30 consecutive Trading Days ending on the last trading day of such preceding calendar quarter is more than 110% of the Conversion Price (as defined in the Indenture) as of the last day of such preceding calendar quarter;

2.    The Notes have been called for redemption as provided in Article 3 of the Indenture;

3.    The Company makes a distribution to its common stockholders of:

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rights or warrants entitling them to purchase common stock at a price per share that is less than the Sale Price of the common stock on the Trading Day immediately preceding the declaration date of the distribution; or

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assets, debt securities or rights to purchase its securities if such distribution has a per share value exceeding 15% of the Sale Price of the common stock on the Trading Day immediately preceding the declaration date of the distribution;

4.    The Company is party to a consolidation, merger or binding share exchange or a transfer of assets of all or substantially all of the Company’s assets pursuant to which shares of the Company’s common stock would be converted into cash, securities or other property but after the effective time of such transaction, the right to convert the Notes into shares of common stock will be changed into a right to convert the Notes into the kind and amount of cash, securities or other assets of the Company or other Person that the Holder would have received if it had converted its Notes prior to the effective time of the transaction; or

5.    During the five consecutive Business Day period following any five consecutive Trading Day period ending on or before March 29, 2019, the Trading Price per Note for each such five Trading Day period was less than 98% of the Conversion Value (as defined in the Indenture) for the Notes for such Trading Day.

The Depositary is also acting as the Conversion Agent for the Notes. Additionally, it is important to note that the right to participate in the Offer is a separate right from the right to convert the Notes. If a Holder has converted its Notes under any Conversion Right, those converted Notes may not be surrendered for purchase under the Offer.

It is important to note that, as a result of the Merger, the Company became a wholly owned subsidiary of Diamond Resorts. As a result of the Merger, all outstanding shares of common stock of the Company are held by Diamond Resorts Holdings, LLC. In connection with the Merger, the Company eliminated the trading symbol for the common stock from the over-the-counter securities market operated by Pink Sheets, LLC (the “Pink Sheets”) and suspended its obligations to file reports with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company has also filed the applicable reports with the SEC to de-register its common stock under the Exchange Act, which means there is no established reporting system or market for trading in the Company’s common stock.

Market for the Notes.    There is no established reporting system or trading market for the Notes. If the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities.

Prior to the elimination of the trading symbol as described above, the common stock traded on the Pink Sheets since July 7, 2006, when the common stock was delisted from the Nasdaq Global Market, formerly known as the Nasdaq National Market. The following table sets forth the high and low closing per share sales prices of the Company’s common stock for the periods indicated as reported on published financial sources.

	High	Low
2007
2nd Quarter (through May 2, 2007)[1]	16.02	11.75
1st Quarter	13.30	11.70

2006
4th Quarter	12.75	9.95
3rd Quarter	12.67	9.40
2nd Quarter	14.32	6.86
1st Quarter	15.18	13.30

2005
4th Quarter	14.80	11.15
3rd Quarter	16.67	12.11
2nd Quarter	14.32	13.89
1st Quarter	16.72	12.95

The Company urges you to obtain current market information for the Notes before making any decision to surrender your Notes pursuant to the Offer.

Optional Redemption.    On and after March 29, 2011, the Company may, at its option, redeem the Notes in whole at any time or in part from time to time, in cash. If the Company redeems the Notes at its option, the Notes

1 As of the last day of trading on the pink sheets on May 2, 2007. As a result of the Merger, the symbol for the common stock was eliminated from the Pink Sheets. Following the elimination, there has been no established trading market for the common stock. Also, as a result of the Merger the Notes are no longer convertible into the Company’s common stock.

will be redeemed at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, to (but not including) the Redemption Date.

Holder’s Right to Require Redemption.    Subject to the terms and condition of the Indenture, the Holders will have the option to require the Company to redeem all or any part of their Notes on March 29, 2011, March 29, 2014 and March 29, 2019 at a purchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the purchase date thereof.

Ranking.    The Notes are unsecured senior obligations of the Company and are subordinated in right of payment to all of the Company’s senior indebtedness. As of May 23, 2007, the amount of the Company’s senior indebtedness was approximately $507 million in aggregate principal amount.

3.    Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase.    Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender and do not withdraw the Notes and Letter of Transmittal on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes but any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Notes and deliver the Letter of Transmittal on or before 5:00 p.m., New York City time, on the Expiration Date, their Notes will remain outstanding subject to the existing terms of the Notes and the Indenture. However, because the Notes are no longer convertible into shares of common stock of the Company as a result of the Merger, the holders of the Notes will not share in future appreciation of the value of the Company. In the event that the Notes become convertible in the future, the Notes will be converted into $1,000.04 per $1,000.00 in principal amount of the Notes, with such payment deemed full payment of all accrued but unpaid interest on the Notes converted.

Method of Delivery.    The method of delivery of Notes, the related Letter of Transmittal and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Notes and delivering such Letter of Transmittal and, except as expressly otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. The date of any postmark or other indication of when a Note or the Letter of Transmittal was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Expiration Date to permit delivery to the Depositary prior to 5:00 p.m., New York City time, on the Expiration Date.

Letter of Transmittal.    Enclosed with this Offer to Purchase is the form Letter of Transmittal that you are required to use. The Letter of Transmittal requires you to state (among other things):

•	the certificate number of the Notes being delivered for purchase;

•	the portion of the principal amount of the Notes which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	that such Notes shall be purchased as of the Expiration Date pursuant to the terms and conditions specified in the Indenture and the Notes.

Delivery of Notes.

Notes in Certificated Form.    To receive the Purchase Price, Holders of Notes in certificated form must deliver to the Depositary the Notes to be surrendered for purchase and the accompanying Letter of Transmittal, or a copy thereof, on or before 5:00 p.m., New York City time, on the Expiration Date.

Notes Held Through a Custodian.    A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact the nominee if the Holder desires to surrender his or her Notes and instruct the nominee to surrender the Notes for purchase on the Holder’s behalf.

Notes in Global Form.    A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Depositary’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

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electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Depositary, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Letter of Transmittal.

Notes and the Letter of Transmittal must be delivered to the Depositary to collect payment. Delivery of documents to DTC or to the Company does not constitute delivery to the Depositary.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

Notice of Guaranteed Delivery.    If you desire to surrender Notes for purchase pursuant to the Offer but:

•	certificates representing such Notes are not immediately available,

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time will not permit your Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Depositary prior to 5:00 p.m., New York City time, on the Expiration Date, or

•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed prior to 5:00 p.m., New York City time, on the Expiration Date,

you may nevertheless surrender such Notes with the effect that such surrender will be deemed to have been received prior to 5:00 p.m., New York City time, on the Expiration Date, if all the following conditions are satisfied:

•	such surrender is made by or through an eligible guarantor institution (each, an “Eligible Institution”), as defined in Rule 17Ad-15 under the Exchange Act, as amended;

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prior to 5:00 p.m., New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution, at the address of the Depositary set forth on the front cover page of this Offer to Purchase, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the holder(s) and the principal amount of Notes being surrendered for purchase, and stating that the surrender is being made thereby and guaranteeing that, within three trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message) and certificates evidencing the Notes (or confirmation of book-entry transfer of such Notes into the Depositary’s account with DTC), and any other documents required by the Letter of Transmittal, will be deposited by such Eligible Institution with the Depositary; and

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such Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message), together with certificates for all physically delivered Notes in proper form for transfer (or confirmation of book-entry transfer of such Notes into the Depositary’s account with DTC) and all other required documents are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The term “agent’s message” means a message, transmitted to DTC and received by the Depositary and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Notes agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such person.

Under no circumstances will Notes accrete in value or accrue interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The purchase price for Notes surrendered pursuant to the guaranteed delivery procedures will be the same as that for Notes delivered to the Depositary on or before the Expiration Date.

4.    Right of Withdrawal.    Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Pursuant to the Indenture, in order to withdraw Notes, Holders must deliver to the Depositary written notice, substantially in the form enclosed herewith, specifying:

•	if a certificated Note has been issued, the certificate number of the Notes in respect of which such notice of withdrawal is being submitted, or if not, such information as required by DTC;

•	the principal amount, in integral multiples of $1,000, of the Notes with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Notes which remain subject to the original Letter of Transmittal and which has been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Notes have been surrendered for purchase for the account of an Eligible Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be surrendered again by following the surrender procedures described in Section 3 above.

Enclosed with this Offer to Purchase is a Notice of Withdrawal that may be used for withdrawing Notes.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5.    Payment for Surrendered Notes.    Promptly after the Expiration Date, the Company will forward to the Depositary the appropriate amount of cash required to pay the Purchase Price for the Notes validly surrendered in the Offer and not validly withdrawn, and the Depositary will distribute the cash to each Holder that has validly delivered its Notes and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date, promptly following the later of the Expiration Date and, if applicable, receipt of the Notes by the Depositary in accordance with the guaranteed delivery procedures.

The total amount of funds required by the Company to purchase all of the Notes in the Offer, excluding accrued, but unpaid, interest, and to pay all related fees and expenses is approximately $75.7 million (assuming that all of the outstanding Notes are validly surrendered for purchase and accepted for payment).

6.    Notes Acquired.    Any Notes purchased by the Company pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.    Plans or Proposals of the Company.    Except as described in these materials or as previously publicly announced, the Company currently has no agreements and has not authorized any actions that would be material to a Holder’s decision to surrender Notes for purchase in the Offer, which relate to or which would result in:

•

any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries other than those which have already been implemented in connection with the Merger;

•	any purchase, sale or transfer of a material amount of the Company’s assets or any of its significant subsidiaries;

•

other than as previously changed in connection with the Merger, any change in the Company’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•

any class of the Company’s equity securities, all of which were de-listed from the Pink Sheets in connection with the Merger, to be de-listed from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•

any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act other than the Company’s common stock and the Notes. In connection with the Merger, the Company has already filed the applicable reports with the SEC in order to de-register its common stock and the Notes under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, which the Company previously suspended in connection with the Merger;

•	the acquisition by any person of additional securities of the Company, or the disposition of the Company’s securities; or

•	any changes in the Company’s charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of the Company.

8.    Source and Amount of Funds

The total amount of funds required by the Company to purchase all of the Notes in the Offer, excluding accrued, but unpaid, interest, and to pay all related fees and expenses is approximately $75.7 million (assuming that all of the outstanding Notes are validly surrendered for purchase and accepted for payment).

The funds necessary to purchase the Notes in the Offer will be provided through borrowings under the Company’s existing senior secured credit facilities described below.

Credit Facility

Under the Company’s existing credit facilities provided pursuant to those certain First Lien Credit Agreement and Second Lien Credit Agreement (collectively, the “Credit Agreements”), in each case, dated April 27, 2007, by and between the Company, and the other parties named therein (the “Lenders”), the Lenders have made available to the Company (i) a $275 million senior secured first lien credit facility comprised of (i) a $250 million senior secured first lien term facility (the “First Lien Term Facility”) and (ii) a $25 million senior secured first lien revolving facility (the “First Lien Revolving Facility” and, together with the First Lien Term Facility, the “First Lien Facility”) and (b) a $140 million senior secured second lien term loan (the “Second Lien Facility” and, together with the First Lien Facility, the “Credit Facilities”). Other than up to $60.9 million of the First Lien Term Facility and up to $34.1 million of the Second Lien Facility, each of which will be available up to 50 business days after the consummation of the Merger to repurchase the outstanding Notes, the borrowings under the First Lien Term Facility and the Second Lien Facility were available only concurrently with the Merger solely to repay the outstanding borrowings under a predecessor facility, to pay the consideration in the Merger for outstanding shares not otherwise subject to cancellation without consideration, and to pay the fees and expenses related to the Merger. The First Lien Revolving Facility may be used for general corporate purposes.

The Credit Facilities will bear interest, at the option of the Company, at Adjusted LIBOR or the higher of the prime rate and the federal funds rate plus 0.50%, which is referred to as the “base rate,” in each case, plus the applicable margin set forth in the following table:

	Base Rate Loans	Adjusted LIBOR Loans
First Lien Facility*	2.50%	3.50%
Second Lien Facility*	6.50%	7.50%

*	The interest rate for both the base rate loans and the adjusted LIBOR loans are subject to reduction in increments of 0.25%, up to a maximum of 0.5% depending on the corporate rating from the rating agencies.

The Credit Facilities are unconditionally guaranteed by Diamond Resorts, LLC, Diamond Resorts Holdings, LLC, and all their and the Company’s existing and future domestic subsidiaries and, to the extent no adverse tax consequences will result as a result of such guaranty, foreign subsidiaries. In addition, the Credit Facilities will be secured by pledges of all of the equity interests of Diamond Resorts Holdings, LLC and the Company, pledges of all of the equity interests held by Diamond Resorts Holdings, LLC the Company and each of their respective subsidiary guarantors, and security interests in and mortgages on substantially all tangible and intangible assets of Diamond Resorts Holdings, LLC, the Company and each of their respective subsidiary guarantors.

The First Lien Facility and the Second Lien Facility will be serviced through operating cash flow generated by the Company and its subsidiaries, and, other than required prepayments and amortization, there are currently no other plans to refinance or otherwise repay the First Lien Facility and the Second Lien Facility.

The Credit Agreements contain customary covenants that will limit the Company’s ability and, in certain instances, the ability of the Company’s subsidiaries, to incur additional indebtedness, make capital expenditures, engage in transactions with affiliates, make certain types of loans, investments and advances.

9.    Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.    To the Company’s knowledge:

•	neither the Company, its executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company have any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•

during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates has engaged in any transactions in the Notes except for the acceptance of conversion of certain validly surrendered Notes between April 12, 2007 and May 14, 2007 pursuant to the Indenture.

A list of the Company’s directors and executive officers is attached to this Offer to Purchase as Schedule A.

Except as described above, neither the Company, nor, to the Company’s knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the Notes.

10.    Legal Matters; Regulatory Approvals.    The Company is not aware of any license or regulatory permit that is material to its business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Offer to Purchase. Should any approval or other action be required, the Company presently intends to seek the approval or take the action. However, the Company cannot assure you that it would be able to obtain any required approval or take any other required action.

11.    Prohibition of Purchases of Notes by the Company and Its Affiliates.    Effective May 24, 2007, the Company and its affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the 10th business day after the Expiration Date or through the payment of conversion consideration for Notes converted pursuant to the Conversion Right, if any. After that time, if any Notes remain outstanding, the Company and its respective affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the Company’s business and financial position, and general economic and market conditions.

12.    Material United States Income Tax Considerations.

U.S. Federal Income Tax Considerations.    The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Offer. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This summary applies only to Holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Code, that is, generally, for investment. This summary does not discuss all aspects of United States federal income taxation that may be relevant to Holders in light of their special circumstances or to Holders subject to special tax rules. Special rules apply, for example, to financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold Notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding Notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

As used in this summary, a “U.S. Holder” is a beneficial owner of Notes that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) a domestic partnership, (4) an estate the income of which is subject to United States federal income tax without regard to its source or (5) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. Holder” means a beneficial owner of Notes that is not a U.S. Holder.

Sale of Notes Pursuant to the Offer.    A U.S. Holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, other than amounts attributable to accrued interest that the Holder has not previously included in income, which will be taxed as ordinary interest income, and (ii) the Holder’s adjusted tax basis in the Notes surrendered. Generally, a U.S. Holder’s adjusted tax basis in the Notes will equal the Holder’s cost of the Notes increased by any original issue discount or market discount previously included in income by the Holder with respect to the Notes and reduced by any bond premium which the Holder has previously amortized. Subject to the market discount rules described below, a U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Notes were held for more than a year.

A U.S. Holder who acquired Notes at a market discount generally will be required to treat any gain recognized upon the purchase of those Notes pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, market discount generally equals the excess of the adjusted issue price of a Security at the time the Holder acquired it over the Holder’s initial tax basis in the Security. The adjusted issue price of a Security at the time of acquisition equals the sum of the issue price of the Security and the aggregate amount of original issue discount includible in gross income by all prior holders of the Security.

A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Notes pursuant to the Offer unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder;

•	the non-U.S. Holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the non-U.S. Holder.

If a non U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Notes is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Notes pursuant to the Offer in the same manner as if the Holder were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the Holder’s earnings and profits for the taxable year that are effectively connected with the Holder’s conduct of a trade or business in the United States. If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the non-U.S. Holder in the United States.

The Company believes that it is currently a United States real property holding corporation and that it is likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. Holder upon the purchase of the Notes pursuant to the Offer to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if the Company is a United States real property holding corporation, section 1445 of the Code may impose a United States withholding tax, at a rate of 10%, on the amount realized upon the sale of the Notes. As long as the Company’s common stock continues to be regularly traded on the New York Stock Exchange, however, the Company believes that a non-U.S. Holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale of the Notes pursuant to the Offer or to withholding under section 1445 on the amount realized on the sale of the Notes, so long as, on the date of acquisition by the non-U.S. Holder of any of the Notes or any other interests in our company, other than an interest solely as a creditor, the aggregate fair market value of all such Notes and other interests owned directly or indirectly by the non U.S. Holder does not exceed 5% of the aggregate value of the Company’s outstanding common stock during the applicable test period under section 897. The Company urges you to consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Withholding.    Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Notes for purchase will generally be subject to backup withholding on the gross payment if such Holder fails to provide a properly completed Form W-9 (or other acceptable substitute). U.S. Holders electing to surrender Notes should complete the Form W-9 which is part of the Letter of Transmittal and provide it with the Notes being surrendered. A U.S. Holder exempt from backup withholding under the Code should so indicate in Part 2 of the Form W-9. If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, withholding and information reporting generally will not be required. Information reporting, and possibly withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and withholding rules to the disposition of Notes pursuant to the Offer.

All descriptions of tax considerations are for the Holders’ guidance only and are not tax advice. The Company recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Notes for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Notes for purchase.

13.    Fees and Expenses.    The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Notes pursuant to the Offer.

14.    Solicitations.    Directors, officers and regular employees of either the Company and its affiliates (who will not be specifically compensated for such services) and the Depositary may contact Holders by mail, telephone, or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of the Notes.

15.    Definitions.    All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

16.    Conflicts.    In the event of any conflict between this Offer to Purchase and the accompanying Letter of Transmittal on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

Neither the Company, its board of directors, nor its employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Offer to Purchase. Each Holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

SUNTERRA CORPORATION

May 24, 2007

SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND

EXECUTIVE OFFICERS OF SUNTERRA CORPORATION AND

MANAGERS AND EXECUTIVE OFFICERS OF DIAMOND RESORTS HOLDINGS, LLC

The table below sets forth information about the Company’s directors and executive officers as of May 23, 2007. To the best of the Company’s knowledge, none of the Company’s executive officers or directors have beneficial ownership in the Notes. None of the Company and the directors and officers of the Company listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Position
Stephen J. Cloobeck	Chairman, President and Chief Executive Officer
Richard Cloobeck	Director, Executive Vice President and Assistant Secretary
David Palmer	Director, Executive Vice President
Leonard Potter	Director
Waldemar Szlezak	Director
Keith A. Maib	Executive Vice President
Robert A. Krawczyk	Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Derek Kanoa	Senior Vice President of Sales
Frederick C. Bauman	Vice President, General Counsel and Secretary

The business address and telephone number of each director and executive officer is in care of Sunterra Corporation, 3865 W. Cheyenne Avenue, North Las Vegas, Nevada 89032, (702) 804-8600.

The table below sets forth information about Diamond Resorts Holdings, LLC’s managers and executive officers as of May 23, 2007. To the best of the Company’s knowledge, none of such executive officers or managers have beneficial ownership in the Notes. None of Diamond Resorts Holdings, LLC and the managers and officers listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All managers and officers listed below are citizens of the United States.

Name	Position
Stephen J. Cloobeck	Chairman, President and Chief Executive Officer
Richard Cloobeck	Manager, Executive Vice President and Assistant Secretary
David Palmer	Manager, Executive Vice President
Leonard Potter	Manager
Waldemar Szlezak	Manager

The business address and telephone number of each director and executive officer is in care of Sunterra Corporation, 3865 W. Cheyenne Avenue, North Las Vegas, Nevada 89032, (702) 804-8600.